Exhibit 99.1

Addex Completes $4.2 Million Equity Financing

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, July 26, 2022 – Addex Therapeutics Ltd (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today announced that it has completed an equity financing transaction entered into on July 22, 2022 with Armistice Master Fund Ltd. (“Armistice”), a healthcare-focused institutional investor, pursuant to which the Company sold 4,500,000 shares in the form of 750,000 American Depositary Shares (“ADSs”) at a gross purchase price of $1.70 per ADS, which is equivalent to CHF 0.27 per share, in an offering registered with the U.S. Securities and Exchange Commission (“SEC”). Each ADS represents six shares. Additionally, Addex issued to Armistice unregistered warrants to purchase up to 15,000,000 shares in the form of 2,500,000 ADSs (the “Unregistered Warrants”), as well as unregistered pre-funded warrants to purchase up to 10,500,000 shares in the form of 1,750,000 ADSs (the “Unregistered Pre-Funded Warrants” and together with the Unregistered Warrants, the “Warrants”) in a concurrent private placement. The terms of the equity financing transaction were amended on July 22, 2022 to increase the number of ADSs sold by 200,000 ADSs and decrease the number of ADSs issuable upon exercise of the Unregistered Pre-Funded Warrants sold in the concurrent private placement by 200,000. The Unregistered Warrants have an exercise price of $1.90 per ADS, will become exercisable in 60 days after their date of issuance and will expire five years from their date of issuance. The Unregistered Pre-Funded Warrants have been funded to the amount of $1.69 with $0.01 payable on exercise.

The gross proceeds to Addex, before deducting offering expenses, were $4.2 million. Addex intends to use the net proceeds from this offering to advance its clinical and preclinical pipeline.

“With this funding in place, we are now in a more solid financial position with cash well into 2023, as we focus on securing strategic partners for selected pipeline assets, execute on our strategic collaboration with Indivior and look forward to the read out of data from the ADX71149 Phase 2 epilepsy clinical trial,” said Tim Dyer, CEO of Addex.

The shares (but not the Warrants or the shares underlying the Warrants) were offered by Addex pursuant to a "shelf" registration statement on Form F-3 that was originally filed on April 7, 2021 and declared effective by the SEC on April 13, 2021 and the base prospectus contained therein (File No. 333-255089). The offering of the shares was made only by means of a prospectus supplement that forms a part of the registration statement. Electronic copies of the prospectus supplement and accompanying base prospectus may be obtained, when available, on the SEC's website at http://www.sec.gov.

The Warrants and shares underlying the Warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the shares underlying the Warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the Warrants and underlying shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Addex Therapeutics:

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in a range of indications. Addex's second clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Indivior PLC has licensed Addex’s GABABPAM program for the development of drug candidates, with a focus in substance use disorder. Addex is also advancing a broad preclinical pipeline, which includes GABABPAM, mGlu7NAM, mGlu2NAM, M4PAM, mGlu4PAM and mGlu3PAM. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including in respect of the anticipated closing of the offering described above and the progress of clinical trials and preclinical studies, including the timing of data read-outs from the ADX71149 epilepsy study, and our intended strategic direction. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, such as the expected closing date and use of proceeds from the offering are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to the use of proceeds from the offering and market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on March 10, 2022, the prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.